3001 Deming Way Middleton, WI 53562-1431 P.O. Box 620992 Middleton, WI 53562-0992 (608) 275-3340

October 4, 2024

Mr. Dale Welcome

Division of Corporation Finance

Securities and Exchange Commission

Washington, D.C. 20549

RE:	Spectrum Brands Holdings, Inc.
Form 10-K for the Fiscal Year Ended September 30, 2023
Response dated June 26, 2024
File No. 001-04219

Dear Mr. Welcome:

Set forth below is the response of Spectrum Brands Holdings, Inc. (the “Company”) to the comments raised by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a letter to the Company dated September 25, 2024 (the “Comment Letter”). For your convenience, the text of the comments in the Comment Letter has been duplicated in bold type to precede the Company’s responses.

Form 10-K for Fiscal Year Ended September 30, 2023

Management’s Discussion and Analysis of Financial Condition and Results of Operations Non-GAAP Measurements, page 34

1.	We note your response to prior comment 3 regarding the non-GAAP adjustment for the costs associated with retention bonuses and incentive compensation paid to personnel assumed as part of the Tristar Business acquisition. As these costs appear to be normal, recurring operating expenses per Question 100.01 of the Division of Corporation Finance Compliance & Disclosure Interpretations on Non-GAAP Financial Measures, please remove this non-GAAP adjustment.

The Company acknowledges the Staff’s comment and will revise in future filings our reporting of consolidated Adjusted EBITDA and reconciliation of Net income (loss) from continuing operations to EBITDA and Adjusted EBITDA for the annual periods ended September 30, 2023, and all interim periods included therein to remove the adjustment associated with the retention bonuses and incentive compensation paid to personnel assumed as part of the Tristar Business acquisition. The revision will be reflected within all future filings for comparative periods.

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2.	In light of the numerous changes you have agreed to reflect in your next Form 10-K, please provide us with your planned revised non-GAAP disclosures, in particular the revised GAAP to non-GAAP reconciliations for fiscal years 2024, 2023 and 2022 intend to include in that filing. To assist in our timely review, please provide amounts for the year-to-date period ended June 30, 2024 in the fiscal 2024 columns.

The Company acknowledges the Staff’s comment and will revise our non-GAAP disclosures in our next Form 10-K for the annual fiscal period ending September 30, 2024, specifically addressing the revision of the GAAP to non-GAAP reconciliation for the fiscal years ended September 30, 2024 and 2023 that we intend to include in that filing. As per the financial disclosure requirements in Regulation S-K, we intend to omit the discussion of the earliest of the three years within our Management Discussion & Analysis within our next Form 10-K as there were no substantive changes to the discussion that was already included in our previous annual filing for the year ended September 30, 2023. For purposes of our response within this letter, we have included the fiscal year ended September 30, 2022, for illustrative purposes and in response to the comment, and is reflective of all GAAP to non-GAAP reconciliation revisions. Further, as noted in your comment, we have provided the amounts for the year-to-date period ended June 30, 2024, in the fiscal 2024 column.

For purposes of clarity and completeness, the following is a summary of the agreed upon revisions to our consolidated Adjusted EBITDA performance measure for the applicable periods based upon the results of the Comment Letter process:

(in millions)	2024	2023	2022
Adjusted EBITDA - as previously reported	$303.0	$303.0	$283.1
Revisions:
Unallocated Shared Cost	-	18.0	27.6
HPC Brand Portfolio	-	2.5	1.3
Tristar Business Acquisition and Integration - Retention and Incentive costs	-	4.5	5.7
Other Project Costs - HPC Business Transformation	-	1.5	-
Other Project Costs - IPL Product Category Exit	-	0.3	0.1
Other Project Costs - Business Development Office	-	1.1	1.5
Total revisions	$-	$27.9	$36.2
Adjusted EBITDA - as revised	$303.0	$275.1	$246.9

The following is representative of the revisions to the GAAP to non-GAAP disclosures the Company intends to include within its Form 10-K for the fiscal year ended September 30, 2024. Please note that references to notes in the consolidated financial statements are subject to change based upon final drafting of the consolidated financial statements for the Company.

Adjusted EBITDA and Adjusted EBITDA Margin. Adjusted EBITDA and Adjusted EBITDA Margin are non-GAAP metrics used by management, which we believe are useful to investors to measure the operational strength and performance of our business as it provides investors additional information about our operating profitability for certain non-cash items, non-routine items we do not expect to continue at the same level in the future, as well as other items not core to our continuing operations. By providing these measures, together with a reconciliation of the most directly comparable GAAP measure, we believe we are enhancing investors' understanding of our business and our results of operations, as well as assisting investors in evaluating how well we are executing our strategic initiatives, as securities analysts and other interested parties use such calculations as a measure of financial performance and debt service capabilities, and they are regularly used by management and our board of directors for internal purposes in evaluating our business performance, making budgeting decisions, and comparing our performance against other peer companies using similar measures. They facilitate comparisons between peer companies since interest, taxes, depreciation, and amortization can differ greatly between organizations as a result of differing capital structures and tax strategies. Adjusted EBITDA is also used for determining compliance with the Company’s debt covenants. See Note 12 - Debt in the Notes to the Consolidated Financial Statements included elsewhere in this Annual Report for additional detail.

EBITDA is calculated by excluding the Company’s income tax expense, interest expense, depreciation expense and amortization expense (from intangible assets) from net income. Adjusted EBITDA also excludes certain non-cash adjustments including share based compensation (see Note 19 - Share Based Compensation in the Notes to the Consolidated Financial Statements, included elsewhere in this Annual Report for further detail); impairment charges on property, plant and equipment, operating and finance lease assets, and goodwill and other intangible assets (See Note 10 - Property, Plant and Equipment, Note 13 - Leases, and Note 11 - Goodwill and Intangible Assets in the Notes to the Consolidated Financial Statements, included elsewhere in this Annual Report, for further detail, respectively); gain or loss from the early extinguishment of debt through the repurchase or early redemption of outstanding debt (See Note 8 - Debt in the Notes to the Consolidated Financial Statements, included elsewhere in this Annual Report for further detail); and purchase accounting adjustments recognized in income subsequent an acquisition attributable to the step value on assets acquired, including, but not limited to, inventory or operating lease assets. Additionally, the Company will further recognize adjustments from Adjusted EBITDA for other costs, gains and losses that are considered significant, non-recurring, or otherwise not supporting the continuing operations and revenue generating activity of the segment or Company, including but not limited to, exit and disposal activities (See Note 4 - Exit and Disposal Costs in the Notes to the Consolidated Financial Statements, included elsewhere in this Annual Report for further detail), or incremental costs associated with strategic transactions, restructuring and optimization initiatives such as the acquisition or divestiture of a business, related integration or separation costs, or the development and implementation of strategies to optimize or restructure the Company and its operations. Adjusted EBITDA margin is calculated as Adjusted EBITDA as a percentage of reported net sales for the respective period and segment.

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The following is a reconciliation of net income (loss) from continuing operations to Adjusted EBITDA and Adjusted EBITDA margin and its segments for the year ended September 30, 2024, 2023 and 2022:

(in millions, except %)	2024	2023	2022
Net income (loss) from continuing operations	$86.4	$(233.7)	$(77.0)
Income tax expense (benefit)	60.3	(56.5)	(13.3)
Interest expense	51.8	116.2	99.4
Depreciation	42.9	48.9	49.0
Amortization	33.4	42.3	50.3
Share based compensation	12.9	17.2	10.2
Non-cash impairment charges	48.6	242.6	-
Non-cash purchase accounting adjustments	1.1	1.9	8.3
(Gain) loss from early extinguishment of debt	(2.6)	2.9	-
Exit and disposal activities	0.9	7.8	9.8
HHI separation costs[1]	3.0	8.4	6.3
HPC separation initiatives[1]	8.5	4.2	19.1
Global ERP transformation[1]	11.2	11.4	13.1
Tristar Business acquisition and integration[1]	-	7.0	18.6
Rejuvenate integration[1]	-	-	6.8
Armitage integration[1]	-	-	1.4
Omega integration[1]	-	-	4.6
Coevorden operations divestiture[1]	-	2.7	8.8
Russia closing initiatives[1]	-	3.2	1.9
GPC distribution center transition[1]	-	-	35.8
Global productivity improvement program[1]	-	-	5.1
HPC product recall[2]	6.6	7.7	5.5
Gain from remeasurement of contingent consideration[3]	-	(1.5)	(28.5)
Representation and warranty insurance proceeds[4]	(65.0)	-	-
Litigation costs[5]	2.2	3.0	1.5
HPC inventory disposal[6]	-	20.6	-
Other project costs and adjustments[7]	0.8	18.8	10.2
Adjusted EBITDA	$303.0	$275.1	$246.9
Net Sales	$2,190.2	$2,918.8	$3,132.5
Net income from continuing operations margin	3.9%	-8.0%	-2.5%
Adjusted EBITDA margin	13.8%	9.4%	7.9%

1 Incremental costs associated with strategic transactions, restructuring and optimization initiatives, including, but not limited to, the acquisition or divestiture of a business, related integration or separation costs, or the development and implementation of strategies to optimize or restructure operations. Refer to Strategic Transactions, Restructuring and Optimization Initiatives discussion within the Business Overview section for further detail.

2 Incremental net costs from product recalls with the HPC segment. See Note 21 - Commitments and Contingencies in the Notes to the Consolidated Financial Statements, included elsewhere in this Annual Report for further detail.

3 Non-cash gain from the remeasurement of a contingent consideration liability associated with the Tristar Business acquisition.

4 Gain from insurance policies associated with the Tristar Business acquisition. See Note 21 - Commitment and Contingencies to the Notes to the Consolidated Financial Statements, included elsewhere in this Annual Report for further detail.

5 Litigation costs primarily associated with the Tristar Business acquisition. See Note 21 Commitment and Contingencies in the Notes to the Consolidated Financial Statements, included elsewhere in this Annual Report for further detail.

6 Non-cash write-off from voluntary disposal of inventory. See Note 9 - Inventory in the Notes to the Consolidated Financial Statements, included elsewhere in this Annual Reporting for further detail.

7 Other adjustments is attributable to (1) other project costs associated with strategic transaction, restructuring and optimization initiatives, refer to Strategic Transactions, Restructuring and Optimization Initiatives discussion within the Business Overview section for further detail, (2) key executive severance and other one-time compensatory costs, (3) non-recurring insurable losses, net insurance proceeds, and (4) impact from the early settlement of foreign currency cash flow hedges during September 30, 2023 and 2022.

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Please feel free to contact Jeremy W. Smeltser, Chief Financial Officer, at (608) 278-6414 or Ehsan Zargar, General Counsel & Corporate Secretary at (608) 275-4924 should you have any further questions regarding this matter.

Sincerely,

/s/ Jeremy W. Smeltser
Jeremy W. Smeltser
Chief Financial Officer
Spectrum Brands Holdings, Inc.

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